UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Vista Oil & Gas, S.A.B. de C.V.

(Name of Issuer)

Series A Shares, no par value

American Depositary Shares, each representing one series A share, no par value**

(Title of Class of Securities)

92837L 109***

(CUSIP Number)

Miguel Matías Galuccio

Calle Volcán 150, Floor 5,

Colonia Lomas de Chapultepec,

Alcaldía Miguel Hidalgo,

Mexico City, 11000, Mexico.

+54.11.3754.8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	On July 25, 2019, Vista Oil & Gas, S.A.B. de C.V. (the “Company”) registered American Depositary Shares (“ADSs”) (each representing one series A share of the Company) under Section 12(b) of the Act.

***	CUSIP assigned to the ADSs, which are listed on the New York Stock Exchange.

1	NAMES OF REPORTING PERSONS Miguel Matías Galuccio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,142,185 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,142,185 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,142,185 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.68% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Includes: (i) 2,976,264 series A shares, no par value of the Company, (ii) 1,484,000 series A shares deliverable upon exercise of 4,452,000 warrants, (iii) 2,044,680 series A shares deliverable upon exercise of 2,044,680 vested stock options, (iv) 1,158,276 series A shares deliverable upon exercise of 1,158,276 unvested stock options that vest within 60 days of December 28, 2021, and (v) 478,965 series A shares deliverable upon vesting of 478,965 restricted stock units within 60 days of December 27, 2021.

(2)

This calculation is based on 93,795,797 series A shares outstanding, which includes (i) 88,629,877 series A shares outstanding as of December 31, 2021, (ii) 1,484,000 series A shares deliverable upon exercise of 4,452,000 warrants, (iii) 2,044,680 series A shares deliverable upon exercise of 2,044,680 vested stock options, (iv) 1,158,276 series A shares deliverable upon exercise of 1,158,276 unvested stock options that vest within 60 days of December 28, 2021, and (v) 478,965 series A shares deliverable upon vesting of 478,965 restricted stock units within 60 days of December 28, 2021.

Item 1.	Security and Issuer

This Schedule 13D is being filed by the undersigned, pursuant to Rule 13d-1(a) under the Act, with respect to the Series A shares, with no par value (the “Shares”), of Vista Oil & Gas, S.A.B. de C.V. (the “Issuer”), whose principal executive offices are located at Calle Volcán 150, Floor 5, Colonia Lomas de Chapultepec, Alcaldía Miguel Hidalgo, Mexico City, 11000, Mexico.

Item 2.	Identity and Background

(a)-(c), (f) This Schedule 13D relates to Shares beneficially owned by Miguel Matías Galuccio (the “Reporting Person”). The Reporting Person is the Chief Executive Officer of the Issuer and Chairman of the Issuer’s board of directors (the “Board”). The address of the principal business office of the Reporting Person is Calle Volcán 150, Floor 5, Colonia Lomas de Chapultepec, Alcaldía Miguel Hidalgo, Mexico City, 11000, Mexico. The Reporting Person is a citizen of Argentina.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person has been granted (i) restricted stock units and (ii) options to acquire Shares as compensation in connection with his role as Chief Executive Officer of the Issuer for no additional consideration.

Item 4.	Purpose of Transaction

The response to Item 3 of this Schedule 13D is incorporated by reference herein.

The restricted stock units and the stock options held by the Reporting Person were issued as part of the Reporting Person’s compensation for his service as Chief Executive Officer of the Issuer. In his capacity as Chief Executive Officer and Chairman of the Board of the Issuer, the Reporting Person may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Subject to applicable legal requirements, the Reporting Person may purchase additional securities, or dispose of all or a portion of his securities, of the Issuer from time to time in open market or private transactions, depending on his evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, and general economic, money market and stock market conditions. In addition, the Reporting Person may engage in discussions with members of management, the Issuer’s board of directors, and other security holders of the Issuer and other relevant parties regarding, among other things, the Issuer’s business, operations, governance or control.

Other than as described herein, the Reporting Person does not have any plan or proposal relating to or that would result in any of the events or matters described in part (a) through (j) of Item 4 of the Statement on Schedule 13D, although, subject to the applicable legal requirements, the Reporting Person may, at any time and from time to time, participate in discussions concerning, formulate or review plans or proposals that may result in one or more of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a, b) As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 8,142,185 Shares, representing approximately 8.68% of the total number of Shares outstanding. This amount consists of: (i) 2,976,264 series A shares, no par value of the Company, (ii) 1,484,000 series A shares deliverable upon exercise of 4,452,000 warrants, (iii) 2,044,680 series A shares deliverable upon exercise of 2,044,680 vested stock options, (iv) 1,158,276 series A shares deliverable upon exercise of 1,158,276 unvested stock options that vest within 60 days of December 28, 2021, and (v) 478,965 series A shares deliverable upon vesting of 478,965 restricted stock units within 60 days of December 28, 2021.

The foregoing beneficial ownership percentage is based on the sum 93,795,797 series A shares outstanding, which includes (i) 88,629,877 series A shares outstanding as of December 31, 2021, (ii) 1,484,000 series A shares deliverable upon exercise of 4,452,000 warrants, (iii) 2,044,680 series A shares deliverable upon exercise of 2,044,680 vested stock options, (iv) 1,158,276 series A shares deliverable upon exercise of 1,158,276 unvested stock options that vest within 60 days of December 28, 2021, and (v) 478,965 series A shares deliverable upon vesting of 478,965 restricted stock units within 60 days of December 28, 2021. The series A shares deliverable upon exercise of the warrants or stock options referred to in the previous sentence, and vesting of the restricted stock units are beneficially owned by the Reporting Person and included pursuant to Rule 13d-3(d)(1)(i) of the Securities Act of 1933.

(c) This Item 5(c) is not applicable.

(d) This Item 5(d) is not applicable.

(e) This Item 5(e) is not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The warrants held by the Reporting Person were issued pursuant to a Warrants Indenture dated August 7, 2017, between the Issuer and Monex Casa de Bolsa, S.A. de C.V. Three warrants entitle the holder thereof to purchase one series A share at a price of US$11.50 per series A share. The warrants expire on April 4, 2023 or earlier if, after exercisability, the closing price for a series A share for any 20 trading days within an applicable 30-trading day period equals or exceeds the Mexican Peso equivalent of US$18.00 and the Issuer decides to early terminate the exercise period thereof. The restricted stock units and the stock options held by the Reporting Person were issued in connection with the Issuer’s Long Term Incentive Plan that was adopted by the Issuer in April 2018.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1: Warrants Indenture

Exhibit 2: Long Term Incentive Plan

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Miguel Matías Galuccio
Miguel Matías Galuccio
Chief Executive Officer

February 14, 2022

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).